Enterra Announces Consolidating Acquisition of Production in Oklahoma

Calgary, Alberta – (Marketwire – July 30, 2009) Enterra Energy Trust (“Enterra” or the “Trust”) has purchased approximately 270 boepd of production from partners in its existing Hunton development operation in Oklahoma and the deal closed on July 28, 2009.  All of the production is from well bores which are operated by Enterra and in which the Trust has an existing interest.  The acquisition also allows for a larger go forward interest in future drilling in this area.

“This acquisition is valuable to Enterra because it increases the Trust’s working interest in well bores already operated by the Trust and will enhance Enterra’s working interest in future drilling in the Hunton area”, commented Don Klapko, Chief Executive Officer of Enterra, “Enterra’s Oklahoma operation, and specifically the Hunton resource play, is a key focus area currently representing approximately half of Enterra’s total production.  The economics of this play have proved very positive for Enterra, with a 97% drilling success rate in the area to date and low finding and development costs.  The Trust also has more than 50 drilling prospects identified in this area.”

The combined consideration for the transaction is cash and cash equivalents of $US 6 million, and 2 million trust units.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com